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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC. 20549

                                  FORM 12b-25

                                                 Commission File Number: 0-27794
                                                                         -------

                          NOTIFICATION OF LATE FILING



(Check One):  [X] Form 10-K      [ ] Form 11-K        [ ] Form 20-F
              [ ] Form 10-Q      [ ] Form N-SAR

For Period Ended: December 31, 1998
                  -----------------
[   ] Transition Report on Form 10-K    [   ]  Transition Report on Form 10-Q
[   ] Transition Report on Form 20-K    [   ]  Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended: N/A
                                 ---

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                         ---

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Segue Software, Inc.
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Former name (if applicable): N/A
                             ---

Address of principal executive office (Street and number): 201 Spring Street
                                                           -----------------

City, State and Zip Code: Lexington, MA  02421
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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[X]  (b)  The subject annual report, semi-annual report, transition report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's Annual Report on Form 10-K for the period ended December 31, 1998 cannot be filed within the prescribed time without unreasonable effort or expense. The Registrant is currently working with its independent auditors to collect data and evaluate the impact of certain product returns and the recording of certain transactions during the fiscal year ended December 31, 1998. The Registrant intends to file its Annual Report on Form 10-K within the time period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.
                                   PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Carl D. Blandino, (781) 402-1000

     (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes   [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attachment.
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                             SEGUE SOFTWARE, INC.
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                 (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date:  April 1, 1999   By: /s/ Carl D. Blandino
       -------------       -------------------------------------------------
                            Chief Financial Officer

          Instruction.   The form may be signed by an executive officer of the
     registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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                              SEGUE SOFTWARE, INC.
                                FILE NO. 0-27794
                                  FORM 12b-25

                               PART IV ATTACHMENT


    As stated in Part III above, the Registrant and its independent auditors are currently collecting data and evaluating the impact of subsequent product returns and are reviewing the recording of certain transactions during the fiscal year ended December 31, 1998.